OMB APPROVAL
EXPIRES:  October 31, 1994
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE   14.90


UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IMPERIAL CREDIT COMMERCIAL MORTGAGE INVESTMENT CORP.
-------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------
(Title of Class of Securities)


452729106**
--------------
(CUSIP NUMBER)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**The CUSIP number reported herein represents the former identifier of the Common Stock of the Issuer. This company was delisted on the NASDAQ and acquired effective 03/29/2000.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (the "1934 Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP NO.  452729106               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))**

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

NONE

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

NONE

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE (ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILLING OUT!
   **SEE EXHIBIT A

Page 3 of 7 Pages

14. CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT
TO WHICH THIS SCHEDULE IS FILED:

	[X]	Rule 13d-1(b)
	[ ]	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)


ITEM 1 (a)  Name of Issuer:
	    --------------

	    IMPERIAL CREDIT COMMERCIAL MORTGAGE INVESTMENT CORP. (the "Company")


ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
	    -----------------------------------------------

	    11601 WILSHIRE BLVD.
	    SUITE 2080
	    LOS ANGELES, CA  90025


ITEM 2 (a)  Name of Persons Filing:
	    ---------------------

	    Merrill Lynch & Co., Inc.
	    (on behalf of Merrill Lynch Investment Managers ("MLIM"))


ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
	    -----------------------------------------------------------

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))
800 Scudders Mill Road
Plainsboro, New Jersey  08536


ITEM 2 (c)  Citizenship:
	    -----------
See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
	    ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

See Cover Page

Page 4 of 7 Pages


ITEM 3

	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b), Or 13d-2(c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act,
(b) [ ] Bank as defined in Section 3(a)(6) of the Act,
(c) [ ] Insurance Company as defined in Section 3(a)(19)of the Act,
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940,
(e) [X] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
(g) [X] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4  Ownership
	---------
(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

	  See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

	  See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

	  See Item 7 of Cover Pages

    (iv)  shared power to dispose of or direct the disposition of:

	  See Item 8 of Cover Pages

Page 5 of 7 Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
	--------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
	---------------------------------------------------------------

NOT APPLICABLE


ITEM 7   Identification and Classification of the Subsidiary Which
   Acquired the Security Being Reported on by the Parent Holding
   Company or Control Person.
  	   ------------------------------------------------------------------

   Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company. Merrill Lynch Investment Managers ("MLIM") is an operating division of ML&Co. consisting of ML&Co.'s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of the common stock which is the subject of this 13G filing:




ITEM 8   Identification and Classification of Members of the Group.
	 ----------------------------------------------------------

Not Applicable



ITEM 9  Notice of Dissolution of Group.
	------------------------------

Not Applicable

Page 6 of 7 Pages


ITEM 10  Certification
	 -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 5, 2001

Merrill Lynch & Co., Inc.
(on behalf of Merrill Lynch Investment Managers ("MLIM"))

/s/ Thomas D. Jones, III
-----------------------------
Name:  Thomas D. Jones, III
Title:  Attorney-In-Fact*




------------------------------------
*Signed pursuant to a power of attorney, dated January 25, 1999, included as Exhibit B to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. (on behalf of Merrill Lynch Asset Management Group ("AMG")) - now known as Merrill Lynch Investment Managers ("MLIM") - on January 28, 1999.

Page 7 of 7 Pages


EXHIBIT A

Merrill Lynch Investment Mangers ("MLIM") of ML&Co. is comprised of the following legal entities: Merrill Lynch Investment Managers, L.P. ("MLIM LP"), dong business as Merrill Lynch Investment Managers; QA Advisers, LLC ("QA"), doing business Merrill Lynch Investment Managers Quantitative Advisers; Fund Asset Management, L.P., doing business as Fund Asset Management ("FAM"); Merrill Lynch Asset Management U.K. Limited ("MLAM UK"); Merrill Lynch (Suisse)
Investment Management Limited ("MLS"); Merrill Lynch Investment Managers International Limited ("MLIMI"); Merrill Lynch Investment Managers, Ltd.; Merrill Lynch Investment Managers Limited (Australia); Merrill Lynch Investment Managers (Isle of Man) Limited; Merrill
Lynch Investment Managers (Asia Pacific) Limited; Merrill Lynch Investment Managers Asia Limited; Merrill Lynch Investment Managers Kapitalanlagegesellschaft mbH; Munich London Investment
Management, Ltd.; Merrill Lynch Investment Managers Ltda.; Merrill Lynch Investment Managers Japan Limited; Merrill Lynch
Investment Managers Canada, Inc.; DSP Merrill Lynch Asset Management (India) Limited; PT Merrill Lynch Indonesia; Merrill Lynch Phatra Securities Co., Ltd.; Merrill Lynch Global Asset Management Limited; Mercury Asset Management International Channel Islands Limited ("MAMCI"); Merrill Lynch Investment Managers channel Islands Limited; Grosvenor Venture Managers Limited; and Merrill Lynch Fund Managers Limited. Each of MLIM LP, FAM, QA, MLAM UK, MLS, MLIMI, and MAMCI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, which acts as investment adviser operating under the laws of a jurisdiction other than the United States. The investment advisers that comprise MLIM exercise voting and investment powers over portfolio securities independently from other direct and indirect subsidiaries of ML&Co.